                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                   May 4, 2001


                             ASM INTERNATIONAL N.V.
                 (Translation of registrant's name into English)

                               JAN VAN EYCKLAAN 10
                                3723 BC BILTHOVEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                 Yes ______ No X

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]

Table of Contents:                                                                                        Page
Consolidated Balance Sheets as of December 31, 2000
         and March 31, 2001 (unaudited) ...................................................................  3

Consolidated Statements of Operations for the Quarters
         ended March 31, 2000 and 2001 (unaudited) .......................................................   4

Consolidated Statements of Comprehensive Income for the Quarters
         ended March 31, 2000 and 2001 (unaudited) .......................................................   5

Consolidated Statements of Shareholders' Equity as of March 31, 2000 and 2001 (unaudited).................   5

Consolidated Statements of Cash Flows for the Quarters ended
         March 31, 2000 and 2001 (unaudited) .............................................................   6

Notes to Unaudited Consolidated Interim Financial Statements..............................................   7

Management's Discussion and Analysis of Financial Condition and
         Results of Operations ...........................................................................  12

Market Risk Disclosure ...................................................................................  15

Cautionary Factors .......................................................................................  16

Incorporation by Reference ...............................................................................  22

Signatures ...............................................................................................  23


As used in this report, the terms "we," "us," "our" and "ASM International" mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

                             ASM INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS




-----------------------------------------------------------------------------------------------------------------------------------
(thousands except share data)                                                        In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                                December 31,       March 31,
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                                            2000                 2001
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  (Note A)         UNAUDITED
Cash and cash equivalents                                         106,805           126,728
Marketable securities                                                   5                 5
Accounts receivable (less allowance for doubtful
  accounts of E 8,734 and E 9,122)                                238,620           217,829
Inventories, net, (Note B)                                        188,001           200,756
Other current assets                                               23,828            25,306
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                              557,259           570,624
Property, plant and equipment, net (Note C)                       152,168           171,399
Goodwill, net (Note D)                                             68,513            70,037
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                      777,940           812,060
===================================================================================================================================

Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
Notes payable to banks (Note E)                                    13,136            35,018
Accounts payable                                                  142,342           125,113
Accrued expenses                                                   88,703            94,455
Advance payments from customers                                    13,623             9,957
Deferred revenue                                                   14,913            16,724
Income taxes                                                       22,988            19,111
Current portion of long-term debt (Note F)                         31,484            29,888
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                         327,189           330,266

Long-term debt (Note F)                                            31,660            24,116
Deferred income taxes                                                 838               627
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                 359,687           355,009

Minority interest in subsidiary                                   109,931           122,865

Shareholders' Equity:

Common shares
 Authorized 60,000,000 shares, par value Nlg .01,
 issued and outstanding 48,797,346 and 48,842,014 shares              221               222
Financing preferred shares, none issued                                --                --
Preferred shares, issued none                                          --                --
Capital in excess of par value                                    252,784           252,892
Retained earnings                                                  58,818            77,348
Accumulated other comprehensive (loss)income                       (3,501)            3,724
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                        308,322           334,186
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                        777,940           812,060
===================================================================================================================================




       See "Notes to Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS




-----------------------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                          In Euro
                                                                 (except number of shares)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Three months ended
                                                                             March 31,
                                                                   2000                 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  UNAUDITED        UNAUDITED
Net sales                                                          165,935           200,621
Cost of sales                                                      (94,219)         (116,902)
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                        71,716            83,719

Operating expenses:
Selling, general and administrative costs                          (28,874)          (31,645)
Research and development                                           (13,867)          (18,956)
Amortization of goodwill                                              (159)           (1,831)
-----------------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                                        (42,900)          (52,432)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                                            28,816            31,287
Net interest and other financial (expenses)income                   (1,033)            1,196
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority interest and
  cumulative effect of change in accounting principle               27,783            32,483
Income taxes                                                        (3,962)           (5,528)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before minority interest and cumulative
  effect of change in accounting principle                          23,821            26,955
Minority interest                                                  (11,169)           (8,425)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings before cumulative effect of
  change in accounting principle                                    12,652            18,530
Cumulative effect of change in accounting principle (1)             (3,790)               --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                         8,862            18,530
-----------------------------------------------------------------------------------------------------------------------------------
Basic net earnings per share:
Net earnings before cumulative effect of change in
  accounting principle                                                0.30              0.38
Cumulative effect of change in accounting principle (1)              (0.09)               --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                          0.21              0.38
-----------------------------------------------------------------------------------------------------------------------------------

Diluted net earnings per share (2):
Net earnings before cumulative effect of change in
  accounting principle                                                0.28              0.37
Cumulative effect of change in accounting principle (1)              (0.08)               --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                          0.20              0.37
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares:
  Basic                                                             41,390            48,836
  Diluted (2)                                                       45,057            49,900
-----------------------------------------------------------------------------------------------------------------------------------


(1) The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin No. 101("SAB 101"), effective as of January 1, 2000, which sets forth guidelines on the timing of revenue recognition of sales. The Statement of Operations for the three months ended March 31, 2000 has been restated to reflect the retroactive adoption of SAB 101 as of January 1, 2000. See Note A of the Notes to Unaudited Consolidated Interim Financial Statements.

(2) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. See Note G of the Notes to Unaudited Consolidated Interim Financial Statements.


       See "Notes to Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



-------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                                  In Euro
-------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended
                                                                              March 31,
-------------------------------------------------------------------------------------------------------------------
                                                                        2000           2001
-------------------------------------------------------------------------------------------------------------------
                                                                   UNAUDITED      UNAUDITED
Net earnings                                                           8,862         18,530
Other comprehensive income:
   Exchange rate changes for the period                                1,031          9,367
   Unrealized losses on derivative instruments and
      hedging activities                                                  --         (2,142)
-------------------------------------------------------------------------------------------------------------------
Total other comprehensive income                                       1,031          7,225

-------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   9,893         25,755
-------------------------------------------------------------------------------------------------------------------




                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
 (thousands, except for number of common  shares)                                                                      In Euro
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated         Total
                                       Number of                      Capital in      Retained       other com-         Share-
                                        common          Common         excess of       earnings      prehensive        holders'
                                        shares          shares         par value      (deficit)       income (loss)     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999             40,107,784           182         103,443         (35,454)         (2,619)          65,552

Issuance of common shares:
  For stock options                      847,105             4           2,698              --              --            2,702
  Exercise of warrants                 3,537,957            16          27,514              --              --           27,530
Net earnings                                  --            --              --           8,862              --            8,862
Exchange rate changes for the
  period                                      --            --              --              --           1,031            1,031
-----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2000 (unaudited)    44,492,846           202         133,655         (26,592)         (1,588)         105,677
-----------------------------------------------------------------------------------------------------------------------------------


Balance December 31, 2000             48,797,346           221         252,784          58,818          (3,501)         308,322

Issuance of common shares:
  For stock options                       44,668             1             108              --               --             109
Net earnings                                  --            --              --          18,530               --          18,530
Exchange rate changes for the
  period                                      --            --              --              --           9,367            9,367
Unrealized losses on derivative
  instruments and hedging activities)                                                                   (2,142)          (2,142)
-----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2001 (unaudited)    48,842,014           222         252,892          77,348           3,724          334,186
-----------------------------------------------------------------------------------------------------------------------------------


    See "Notes to Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


-----------------------------------------------------------------------------------------------------------------------------------
(thousands)                                                                          In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Three months ended
                                                                               March 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2000              2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 UNAUDITED         UNAUDITED
Cash flows from operating activities:
   Net earnings                                                      8,862            18,530
   Depreciation and amortization                                     7,807             9,898
   Cumulative effect of change in accounting
     principle, net of tax                                           3,790                --
   Deferred income taxes                                              (271)             (211)
   Minority interest                                                11,169             8,425
   Changes in other assets and liabilities                         (12,216)          (10,651)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           19,141            25,991
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Net capital expenditures                                        (13,610)          (22,259)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)investing activities                             (13,610)          (22,259)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from issuance of shares                                  6,678               109
   Proceeds from long-term debt                                      3,392             1,511
   Repayment of long-term debt and
     subordinated debt                                              (2,829)          (12,510)
   Other financing activities                                        3,386            21,882
 -----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           10,627            10,992
Exchange rate effects                                                2,888             5,199
-----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                           19,046            19,923
-----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information Cash paid (received) during the period for:
   Interest                                                          2,350               161
   Income taxes                                                        119             9,616
-----------------------------------------------------------------------------------------------------------------------------------
Non cash financing activities:
   Exercise of warrants and subsequent conversion
     of subordinated notes and 6% zero-coupon
     debentures into common shares                                 23,555                --
-----------------------------------------------------------------------------------------------------------------------------------



       See "Notes to Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.

         NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (amounts in thousands of Euros, except per share and other non-financial data, unless otherwise stated)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ASM International N.V. ("ASMI" or "the Company") is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

    The accompanying condensed financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended March 31, 2001 may not necessarily be indicative of the operating results for the entire fiscal year.

    The December 31, 2000 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2000.

    Cumulative Effect of Change in Accounting Principle - Effective January 1, 2000 the Company adopted new guidance on revenue recognition as described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the staff of the Securities and Exchange Commission (the "SEC") in December 1999.

    The new method of revenue recognition was adopted January 1, 2000 and has been applied retroactively to revenue earned in prior years. A cumulative adjustment of E 3,790 to apply retroactively is included in the Statement of Operations for the three-month period ended March 31, 2000.

    New Accounting Pronouncements - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (`SFAS 133') as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", effective as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. Upon adoption of SFAS 133 on January 1, 2001, the Company did not incur a material transition adjustment.

NOTE B: INVENTORIES



                                   Dec. 31, 2000         March 31, 2001
                                   -------------         --------------
Components and raw materials              68,786                 78,462
Work in process                          104,875                108,082
Finished goods                            14,340                 14,212
--------------------------------------------------------------------------------
Inventories                              188,001                200,756
--------------------------------------------------------------------------------



NOTE C: PROPERTY, PLANT & EQUIPMENT


                                                   Total
                                                   -----


At cost:
    Balance January 1, 2001                      320,888
    Capital expenditure                           22,297
    Retirements and sales                           (468)
    Translation effect                            10,253
-------------------------------------------------------------------------------
Balance March 31, 2001                           352,970
-------------------------------------------------------------------------------

Accumulated depreciation:
    Balance January 1, 2001                      168,720
    Depreciation                                   8,067
    Retirements and sales                           (430)
    Translation effect                             5,214
-------------------------------------------------------------------------------
Balance March 31, 2001                           181,571
-------------------------------------------------------------------------------

Property, plant & equipment, net:
    January 1, 2001                              152,168
    March 31, 2001                               171,399

Useful lives in years:
    Buildings and improvements               10-25 years
    Machinery and equipment                   2-10 years
    Furniture and fixtures                    2-10 years

NOTE D: Goodwill

                                                   Total
                                                   -----



Goodwill at cost January 1, 2001                  73,069
Acquired                                               -
Translation effect                                 3,645
--------------------------------------------------------------------------------
Balance March 31, 2001                            76,714
--------------------------------------------------------------------------------

Accumulated amortization January 1, 2001           4,556
Amortization                                       1,831
Translation effect                                   290
--------------------------------------------------------------------------------
Balance March 31, 2001                             6,677
--------------------------------------------------------------------------------
Goodwill, net
       January 1, 2001                            68,513
       March 31, 2001                             70,037


The weighted average amortization period for acquired goodwill is 10 years.


NOTE E: NOTES PAYABLE TO BANKS



                              Dec. 31, 2000      March 31, 2001
                              -------------      --------------
Finland                                  --                 838
The Netherlands                          --              16,182
Japan                                13,132              17,723
Hong Kong                                 4                 275
--------------------------------------------------------------------------------
                                     13,136              35,018
--------------------------------------------------------------------------------

         ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines, which contain general provisions concerning renewal and continuance at the option of the banks, bear a weighted average interest rate of 4.20% at March 31, 2001.

         Total short-term lines of credit available amounted to E 126,923 at March 31, 2001. The amount outstanding at March 31, 2001 was E 35,018 and the unused portion totaled E 91,905. The unused portion includes E 50,867 relating to ASM Pacific Technology Inc. (ASMPT) and such amount is authorized solely for use in the operations of ASMPT.

          The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to other ASM subsidiaries.

NOTE F: LONG-TERM DEBT



                                                           Dec. 31, 2000           March 31, 2001
                                                           -------------           ---------------

Term Loans:
       US $ facility 6.8%, due 2002                               49,607                    39,727
       Japan, 1.7-3.3%, due 2005 - 2006                            3,459                     3,167
       Finland, 2.25-4.25%, due 2006 - 2011                        3,383                     3,383

Mortgage loans:
       The Netherlands, 5.35-6.75%, due 2007 - 2026                1,873                     1,812
       Japan, 2.75, due 2005 - 2006                                4,468                     4,217

Lease commitments
       United States, 5.75 - 14.00%, due 2001-2005                   354                       375
       Japan, 5.2%, due 2004                                          --                     1,323
------------------------------------------------------------------------------------------------------------------------------------
                                                                  63,144                    54,004
Current portion                                                   31,484                    29,888
------------------------------------------------------------------------------------------------------------------------------------
                                                                  31,660                    24,116
------------------------------------------------------------------------------------------------------------------------------------

         On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year, non-revolving credit facility of US $75 million from Canadian Imperial Bank of Commerce, acting through its New York agency, carrying a variable interest rate linked to London Inter Bank Offered Rates and secured by substantially all of the Company's shareholdings in ASMPT. US $69 million of this facility was drawn down and the funds were used to purchase additional shares in ASMPT from an ASMPT shareholder. The facility has a quarterly repayment schedule. In the fourth quarter of 2000 the Company repaid US $23 million consisting of US $5.5 million installment and US $17.5 million partial prepayments of the loan. In the first quarter of 2001 the Company repaid US $11 million consisting of two installments of US $5.5 million each. The outstanding balance as of March 31, 2001 is US $35.0 million. The loan is secured by the Company's shareholdings in ASMPT.

         Pursuant to the second facility, the Company entered into a structured equity line (the "Line") with an investor who is an affiliate of the bank providing the credit facility mentioned immediately above. Under the Line, the Company can issue, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US $10 million and for a total not exceeding US $140 million. This maximum value of shares which may be issued has been lowered to US $65 million by an amendment to the Line as of March 9, 2001. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of five trading days preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the Company's registration statement registering the sale and resale of the shares is not effective, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with. The Company is obligated to register for resale the shares issuable under the Line with the Securities and Exchange Commission ("SEC").

         In the event of a collateral value shortfall under the credit facility, the Company is obligated to deposit cash with the investor as collateral, prepay the Line or issue shares to the investor and apply the proceeds to prepay the Line in each case to the extent necessary to cure the collateral value shortfall.

         The long-term facilities offered by the Japanese banks to ASM Japan are collaterized by the real estate and other assets of ASM Japan, with guarantees provided by ASMI. In Finland, the long-term loans offered by Leonia Bank are collaterized by machinery and equipment of ASM Microchemistry and guaranteed by

ASMI.

         Lease commitments relate to lease commitments on property, equipment and machines.



NOTE G: EARNINGS PER SHARE

    The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:



------------------------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended
                                                                                 March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2000             2001
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purpose of
   computing basic earnings per share                                   8,862           18,530

After-tax equivalent of interest expense
   on convertible notes and exercisable
   warrants                                                               218               31
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purposes of
   computing diluted net earnings per
   share                                                                9,080           18,561
------------------------------------------------------------------------------------------------------------------------------------

Basic weighted average number of shares outstanding
   at the end of period used
   for purpose of computing basic earnings
   per share                                                           41,390           48,836

Dilutive effect of stock options                                        1,336              864
Dilutive effect of convertible notes and
   exercisable warrants                                                 2,331              200
------------------------------------------------------------------------------------------------------------------------------------
Dilutive weighted average number of
   shares outstanding                                                  45,057           49,900
------------------------------------------------------------------------------------------------------------------------------------

Net earnings per share:
   Basic                                                                 0.21             0.38
   Diluted                                                               0.20             0.37
------------------------------------------------------------------------------------------------------------------------------------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this Form 6-K. This Form 6-K contains forward-looking statements that involve risks and uncertainties described in more detail later in this Form 6-K under the heading "Cautionary Factors."


Overview

       We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. We were incorporated under the laws of the Netherlands in 1968. Throughout our history, we have conducted business through subsidiaries located worldwide. We established our operations in Hong Kong in 1975, in the United States in 1976, in Japan in 1982, and in Finland in 1999 through the acquisition of Microchemistry Ltd. We completed our initial public offering in the United States in 1981 and in the Netherlands in 1996. We completed subsequent public offerings in the United States in 1983 and in the United States and the Netherlands in 2000. Our common shares are listed on the Euronext Amsterdam in the Netherlands and the Nasdaq National Market in the United States.

         We conduct our back-end operations through ASM Pacific Technology, which was our wholly-owned subsidiary until 1988, when we completed an initial public offering of 25% of its shares, which are listed on the Hong Kong Stock Exchange. We have since sold and purchased shares of ASM Pacific Technology on the open market, and as of March 31, 2001, we owned 54.62% of its outstanding shares. ASM Pacific Technology expanded operations with new production facilities in China in 1989, Singapore in 1990, and new plants in China and Malaysia in 2000.

Results of Operations

Three Months Ended March 31, 2001 Compared To Three Months Ended March 31, 2000

Net sales. Net sales amounted to E 200.6 million for the first quarter of 2001, which is an increase of 21% as compared to the same period in 2000 and a sequential decrease of 25% over the fourth quarter of 2000. This sequential decrease reflects the effects of the industry downturn experienced by all semiconductor equipment manufacturers. Most of the contraction took place in our back-end operations.

Gross profit. The gross profit margin amounted to 41.7% of net sales or 1.5 percentage points lower as compared to the same period in 2000 (43.2% of net sales), and 3.9 percentage points lower compared to the fourth quarter of 2000. The lower margin was caused by the weakness in the market with pressure on price and lower volumes.

Selling, General and Administrative Costs. Selling, general and administrative costs increased from E 28.9 million in the first quarter of 2000 to E 31.6 million in the first quarter of 2001, but declined from 17.4% of net sales in the first quarter of 2000 to 15.8% of net sales in the first quarter of 2001, the same level in percentage of sales as in the fourth quarter of 2000. To adjust to the current market conditions, we have put in place expense reductions and headcount freezes.

Research and Development. Research and development expenses increased from E
13.9 million or 8.4% of net sales in the first quarter of 2000 to E 19.0 million or 9.4% of net sales in the first quarter of 2001. Investments in research and development were E 4.1 million lower than the fourth quarter of 2000. We concentrated our investments in research and development on the products that have pushed our progress during the last two years. In our front-end, our investments in research and development concentrated on high-k dielectrics, low-k dielectrics, Atomic Layer Deposition and 300mm process applications; in our back-end, our concentration was on performance improvements and new or upgraded products.

Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) changed from an expense of E 1.0 million in the first quarter of 2000 to a net income of E 1.2 million in the same period in 2001. Interest costs declined due to the repayment of debt with the proceeds of a public offering of common shares we completed in April of 2000 and with the cash flow generated from operations. In addition, the strength of the US Dollar and the Hong Kong Dollar versus the Euro, our reporting currency, resulted in transaction exchange gains.

Taxes. We incurred E 5.5 million in tax expenses during the first quarter of 2001 compared to E 4.0 million in the first quarter of 2000. As of December 31, 2000, we had E 260 million in net operating loss carryforward, which we can apply against future earnings reported in the United States and the Netherlands.

Net Earnings. Our net earnings for the first quarter in 2001 were approximately E 18.5 million compared to E 8.9 million in the first quarter of 2000. The first quarter of 2000 net earnings were influenced by a E 3.8 million cumulative effect of a change in accounting principle due to the adoption of new accounting guidelines for revenue recognition.

In an environment of weakness in the semiconductor industry and general economic activity, we expect second quarter net earnings to be approximately 10 - 15% below the level of the first quarter of 2001.

Lack of visibility beyond the present quarter continues to cast uncertainty over the second half of this year. As we have previously noted, some segments of the 2001 market may contract 20% or more compared to 2000. The contraction will be most apparent in the third and fourth quarter and more pronounced in our back-end operations than in our front-end activities.

As the year progresses, we are prepared and ready to react to any change in the market demand. Expense reductions and headcount freezes have already been put in place and capital spending programs are being scrutinized.

Going forward, we anticipate that most of our recent major design wins from top-tier companies will begin contributing to sales in the first quarter of 2002. In addition to revenue stream, these competitive successes provide an opportunity for us to gain market share in the years ahead.


Backlog

New orders, net of cancellations, received in the first quarter of 2001 amounted to E 87 million, 47% lower than the level of new orders received in the fourth quarter of 2000. The backlog at the end of March 2001 stood at E 232 million, a decrease of E 114 million, or 33%, compared to the backlog at the end of December 2000. The March 2001 backlog does not include the majority of orders resulting from our recently obtained design wins, since firm purchase orders for most of these programs are anticipated to be forthcoming during the next several quarters. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to the next year. In markets such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. We sometimes allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers' requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.


Liquidity and Capital Resources.

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

At March 31, 2001, our principal sources of liquidity consisted of E 126.7 million in cash and cash equivalents and E 91.9 million in undrawn bank lines. Approximately E 122.8 million of the cash and cash equivalents and E 50.9 million of the undrawn bank lines are restricted to use in our back-end operations.

During the three months ended March 31, 2001, the net cash inflow from operating activities amounted to E 26.0 million, compared to a inflow of E 19.1 million for the same period in 2000. The improvement was primarily driven by higher earnings. During these three months, we invested approximately E 22.3 million in capital equipment and facilities to increase our manufacturing and assembly capacity, particularly our new 300 mm A412 facility in the Netherlands, and new cleanrooms in the United States and Japan.

In the first quarter of 2001 we repaid E 12.5 million on our long-term debt and received proceeds of E 1.5 million of new loans.


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
The front-end business finances its operations from the cash flows derived from its business activities and from collateralization of fixed and current assets. Back-end operations are entirely self-financed by ASM Pacific Technology. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations.

We support borrowings of our front-end subsidiaries with guarantees. We have also mortgaged our land and buildings to secure our front-end borrowings. We have also pledged all of our shareholding in ASM Pacific Technology. The market value of our investment in ASM Pacific Technology as of March 31, 2001 was approximately E 395.9 million, which is higher than the market value at the end of 2000, which was approximately E 318.4 million.


                             MARKET RISK DISCLOSURE

We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese Yen against the Euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations are separately reported in shareholders' equity and for the three months ended March 31, 2001, showed a positive movement of E 9.4 million.

Currency. Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts which are entered into with commercial banks of good standing.

The operations of our subsidiaries are generally financed with debt issued in our subsidiaries' respective functional currencies. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates

A considerable percentage of our outstanding debt bears interest which is typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, a 1% adverse change in interest rates on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately E 0.5 million at March 31, 2001 borrowing levels.

Euro

The Netherlands, our country of domicile, is one of the countries that participates in the use of the Euro, the new currency unit that has been available since January 1, 1999. Until 2002, the participating countries will allow both the Euro and local currencies as legal tender. However, we expect that most businesses will convert sooner rather than later, stimulated by the development of a Euro denominated capital market for both public and private funding. Our European operations will therefore use the Euro as their functional currency as soon as possible after its introduction. The actual introduction is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before 2002. The introduction of the Euro will not significantly affect our currency profile or risk, as the Euro has a fixed exchange risk against the Netherlands guilder.

                               CAUTIONARY FACTORS

Some of the information in this report contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operation," and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed below:

THE SALE OF COMMON STOCK PURSUANT TO OUR EQUITY LINE MAY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

Under our equity line financing agreement with Canadian Imperial Holdings, Inc., we may sell up to $65 million in the aggregate of our common shares. We may sell up to $10 million of our common shares, or such greater amount of shares as may be necessary to cure a collateral value shortfall under our credit facility with Canadian Imperial Bank of Commerce, as often as every five business days. The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale, except that in the case of an issuance and sale by us of more than $10 million to cure a collateral value shortfall under our Canadian Imperial Bank of Commerce credit agreement, the volume weighted average trading price will be measured over a period of from 10 to 25 trading days preceding the date of sale, based on the size of the issuance. Because the price of the shares that may be sold under the equity line is based on the market value of the common shares at the time of the sale, the number of shares sold will be greater if the price of the common shares declines, which would cause greater ownership dilution. The equity line agreement does not limit the price at which common shares may be sold.

The total number of shares that may be issued under the equity line depends on the market price of our common shares at the time that the shares are sold and whether we choose to sell shares, and the number of shares we choose to sell from time to time, to the underwriter. The equity line permits us to choose to sell no shares, or as many shares as we wish, subject to limitations contained in the equity line agreement and our obtaining all necessary approvals, if any, to sell more shares than are offered in this report.

Our decision to choose to sell all possible shares under the equity line as reflected above would be influenced by, among other things, whether it is in the best interests of the shareholders to sell at lower market prices, whether there is an uncured shortfall in the cash and stock collateral pledged to Canadian Imperial Bank of Commerce under the credit agreement and other factors. In that connection, we have only registered 4,581,498 shares for sale with the Securities and Exchange Commission, which represented 9.4% of our stock outstanding as of March 5, 2001.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON SHARES COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

Sales of our common stock under the equity line may cause the price of our common shares to decrease due to the additional selling pressure in the market. In addition, this downward pressure on our stock price could cause some of our shareholders to engage in short sales of our common shares, which may cause the price of our stock to decline even further. The equity line agreement does not impose a minimum price at which our common shares may be sold. If the price of our common shares declines below the Nasdaq National Market minimum bid requirement, our continued listing on the Nasdaq National Market could be jeopardized.

OUR MANAGEMENT'S BROAD DISCRETION IN THE USE OF PROCEEDS FROM THE EQUITY LINE MAY ADVERSELY AFFECT YOUR INVESTMENT.

We are not required to sell shares pursuant to the equity line and may choose not to sell shares. However, if we choose to sell shares, we anticipate using the net proceeds generally for repayment of outstanding indebtedness including under our Canadian Imperial Bank of Commerce credit agreement, and general corporate purposes, including working capital. We have not identified any actual expected expenditures. Our management will have significant flexibility in deciding when to sell shares and how to apply the net proceeds from the equity line.

OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES.

Our quarterly revenues and operating results have varied significantly and may vary significantly in the future due to a number of factors, including:

          - Cyclicality. The semiconductor industry is subject to sudden, extreme, cyclical variations in product supply and demand. In some cases, these cycles have lasted more than a year.

          - The Length and Variability of the Sales Cycle and Implementation Periods for Our Products. Our products are technologically complex. Customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. The long sales cycle also subjects us to the risk of making expenditures for anticipated orders long into the future.

          - The Timing of Customer Orders, Cancellations and Shipments. The industry's long sales cycles and the complexity of our products subject us to risks involving customers' budgetary constraints, internal acceptance reviews and cancellations. Consequently, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions and rescheduled delivery dates requested by our customers.

          - Technological Changes. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Some competitors may be further along or better funded in their research and development of new technology.

          - Disruptions in Sources of Supply. We are currently outsourcing a substantial majority of the manufacturing of our front-end furnace and epitaxial reactors to a single supplier based in the Netherlands. If our contractor becomes unable to deliver products, we could have a disruption of our operations.

          - Competition. We face competition or potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our ability to fund capital requirements and our market share may decline.

          - Exchange Rate Fluctuations. Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of those subsidiaries are not hedged. As a result, our operational results are exposed to fluctuations (both positively and negatively) of various exchange rates versus the Euro.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A LIMITED NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for approximately 14.2% of our net sales in 2000. Our ten largest customers accounted for approximately 45.2% of our net sales in 2000. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future.

These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

WE DEPEND ON KEY PERSONNEL, ESPECIALLY MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY BE DIFFICULT TO ATTRACT AND RETAIN IN AN EXPANDING MARKET.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel when we want to expand. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

          -    our ability to continue to broaden our senior management group;

          -    our ability to attract, hire and retain skilled employees; and

          - the ability of our officers and key employees to continue to expand, train and manage our employee base.

In response to market conditions, we have enacted a hiring freeze. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will continue to be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. However, we continue to monitor the developments and are ready to implement further measures, if circumstances warrant.

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY, REGULATORY, NATURAL DISASTER OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia.

We are subject to the risks inherent in doing business internationally, including:

          -    unexpected changes in regulatory requirements;

          -    fluctuations in exchange rates and currency controls;

          -    political and economic conditions and instability;

          - imposition of trade barriers and restrictions, including changes in tariff and freight rates;

          - the difficulty of coordinating our management and operations in several different countries;

          -    limited intellectual property protection in some countries;

          -    longer accounts receivable payment cycles in some countries;

          - in the case of our operations in Asia, the risk of business interruption and damage from earthquakes; and

          -    the burdens of complying with a variety of foreign laws.

In particular, our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES, PARTICULARLY IF OUR INTELLECTUAL PROPERTY RIGHTS ARE CHALLENGED UNDER THE LAW OF FOREIGN JURISDICTIONS WHICH DO NOT HAVE STRONG INTELLECTUAL PROPERTY RIGHTS LAWS. THESE TYPES OF CLAIMS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, our rights granted under those patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results. Furthermore, adverse determinations in this litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a substantial adverse effect on our business, financial condition and operating results.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 1999 and December 31, 2000, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $3.625 to a high of $37.625. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

MEMBERS OF OUR MANAGEMENT CONTROL APPROXIMATELY 24.0% OF OUR VOTING POWER AND THEREFORE HAVE SIGNIFICANT INFLUENCE OVER MATTERS DETERMINED BY OUR SHAREHOLDERS.

Our directors and officers control approximately 24% of our voting power as of December 31, 2000. Accordingly, in the event they vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they will have significant influence on the outcome of those matters and on our direction and future operations.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE.

We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, manufacture and disposal of the toxic or other hazardous chemical by-products of, and water used in, our manufacturing processes. Any failure to comply with these laws could subject us to fines or other sanctions which could impair our operations or financial condition.

IF WE ARE NOT ABLE TO APPLY OUR NET OPERATING LOSSES AGAINST TAXABLE INCOME IN FUTURE PERIODS, OUR FINANCIAL RESULTS WILL BE HARMED.

Our future net income and cash flow will be affected by our ability to apply our cumulative net operating loss carry forwards, which totaled approximately E 260 million for tax reporting purposes as of December 31, 2000, against taxable income in future periods. Changes in tax laws in the jurisdictions in which we operate may limit our ability to utilize our net operating losses.

ASM PACIFIC TECHNOLOGY IS A CONSOLIDATED SUBSIDIARY WHICH GENERATES A SIGNIFICANT PORTION OF OUR NET SALES, EARNINGS FROM OPERATIONS AND NET EARNINGS; ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, IN WHICH CASE THERE IS A SIGNIFICANT RISK THAT WE WOULD NO LONGER BE ABLE TO CONSOLIDATE ITS RESULTS OF OPERATIONS WITH OURS, WHICH WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. As of March 31, 2001, we owned 54.62% of the equity of ASM Pacific Technology. If we do not maintain our majority interest in ASM Pacific Technology, there is a significant risk that we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a "controlling financial interest" in ASM Pacific Technology within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations but would instead be reflected as a separate line-item called "income from minority interest" in our consolidated statements of operations. This would have a significant negative effect on our consolidated earnings from operations. We maintain our majority interest in ASM Pacific Technology by purchasing shares in privately negotiated transactions and on the open market from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of five percent of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. In addition, our controlling interest could be diluted if ASM Pacific Technology issues additional equity. Although we intend to continue to purchase shares of ASM Pacific Technology in the open market as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner, or if we do not have sufficient financial resources to purchase shares when our interest falls below 50.0%.

ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of March 31, 2001, we owned 54.62% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 45.38% of ASM Pacific Technology was owned by the public.

Although a majority of the directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to enter into transactions that are beneficial to us. Issues and conflicts of interest may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to ASM Pacific Technology's shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific

Technology after the dividend. Since a substantial portion of our cash flows derives from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a negative impact on our cash position for that year.

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify three of the four affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction. In addition, an independent committee of the board of directors of ASM Pacific Technology and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASM Pacific Technology may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASM Pacific Technology will not take any actions that could be detrimental to us.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology.

YOU MAY HAVE DIFFICULTY PROTECTING YOUR RIGHTS AS A SHAREHOLDER AND IN ENFORCING CIVIL LIABILITIES BECAUSE WE ARE A NETHERLANDS LIMITED LIABILITY COMPANY.

Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board, executive officers, and some of the experts named in this report are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board, our executive officers, or experts named in this report or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws.


                           Incorporation by Reference

This Form 6-K is hereby incorporated by reference into the Company's Forms F-3 no. 333-1234, 333-11502 and 333-56796 filed with the U.S. Securities and Exchange Commission.


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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASM INTERNATIONAL N.V.


Date:  May 4, 2001                     By:   /s/ Arthur H. del Prado
                                                   ----------------------------
                                                   Arthur H. del Prado
                                                   President and CEO




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